Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Lauri L. Curtis
Vice President – Flight Service

February 14, 2013

Dear Flight Attendants,

This is a big day for all of us, and for our company. I wanted to take a moment to reach out to you and talk about what this means for flight attendants. For our customers, you are the face of our company on a daily basis, taking great care of them, and we value your service and professionalism. It’s safe to say that you will be key to making this merger a success, and I have every confidence that your professionalism will prevail as it always does.

Soon, we’ll come together with our great colleagues at US Airways to form the world’s largest airline. We’ll be a more modern carrier with an efficient fleet and the best people in the industry, together providing the best service in the air. Our new carrier will have a strong financial foundation and a large global network – with more than 6,700 flights daily to 336 cities in 56 countries. And you will be proud to know that the new carrier will keep our iconic, globally recognized American Airlines brand.

For you, this means more routes. More destinations for you to explore. More career progression over the long-term.

I know that the changes we made during the restructuring process haven’t always been easy, but some have brought great advancement – we’ve recalled all of the flight attendants on furlough, introduced new technology, and started hiring flight attendants for the first time in years. And most importantly, we’ve built a strong foundation for moving forward that made today’s news a possibility. Our significant progress, combined with the many strengths at American, have allowed us to shape a deal that works – and one that we believe will bring enhanced value to flight attendants along with the rest of our people, customers, partners and financial stakeholders. Pursuing this merger now allows us to take the next step toward our bright future.

But today’s news also brings about a process that is unfamiliar to most of us. In the near term, you won’t notice any meaningful changes to your daily work and flying. We will continue to run two separate airlines with two separate flight attendant groups. For now, our flight attendants will continue to operate under the current Collective Bargaining Agreement (CBA) approved by the Bankruptcy Court in September 2012. However, once we receive governmental and US Airways stockholder approval of the merger and Bankruptcy Court approval of our plan of reorganization, which we expect will occur in the third quarter later this year, the Conditional Labor Agreement (CLA) APFA signed with US Airways last spring, as modified by the Memorandum of Understanding (MOU) APFA and US Airways signed, will become effective, and we’ll begin the process of implementing the terms of those agreements and moving toward a common operation.

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

Still, you undoubtedly have many questions. While we won’t always have immediate answers, I will do my best to give you the tools you need to do your job, and provide you with as much information as I can. I encourage you to visit the Merger resource page on newjetnet.aa.com where you will find helpful information, additional details, and more resources related to today’s news.

For our internationally-based flight attendants, any changes will be governed by the unique labor and legal framework of each country. Please refer to local communications and reach out to your managers for more information.

We still have a lot to accomplish as we combine with US Airways. You are the most professional flight attendants in the air, and it’s that dedication to our customers that will ensure a smooth transition and make this merger a success. We appreciate your continued service to our customers during this new phase and always – it is what will set us apart as we reclaim our position at the top of the industry. Thank you for your commitment to our airline, our progress, and the new carrier we are becoming.

Sincerely,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 4290 Fort Worth, TX 76155 817-967-1266 Office 817-963-5505 Fax lauri.curtis@aa.com